Exhibit (a)(2)

From: KBS Legacy Partners Apartment REIT, Inc.

To: Financial Advisors

Re: KBS Legacy Partners Apartment REIT, Inc. Board of Directors Makes Recommendation Regarding Tender Offer

On December 29, 2016, Everest REIT Investors I, LLC commenced an unsolicited tender offer to purchase up to 950,000 shares of the outstanding common stock (the “Common Stock”), par value $0.01 per share (the “Shares”), of KBS Legacy Partners Apartment REIT, Inc. (the “Company”) at a price of $7.50 per Share in cash (the “Tender Offer”). On December 9, 2016, the Company’s Board of Directors approved an estimated value per Share (the “EVPS”) of the Common Stock of $9.35 based on the estimated value of the Company’s assets less the estimated value of the Company’s liabilities, or net asset value, divided by the number of Shares outstanding, all as of September 30, 2016.1 Based on discussions with representatives of the Company’s advisor and sub-advisor and the advisor’s and sub-advisor’s deep knowledge and familiarity with the Company’s portfolio of properties, the Board of Directors believes that the EVPS has not been materially affected since December 9, 2016.

After thoroughly and carefully reviewing and evaluating the Tender Offer and consulting with the Company’s advisor, sub-advisor and management, and receiving advice from the Company’s outside legal advisors, the Board of Directors of the Company unanimously recommends that the Company’s stockholders reject the Tender Offer and not tender their Shares.

For additional information, please access our SEC filings related to this matter, available on the SEC’s web site at www.sec.gov.

[1]	For important information regarding the methodologies, assumptions and limitations used to determine the EVPS, see the Company’s Current Report on Form 8-K filed with the SEC on December 15, 2016. The Board of Directors notes the EVPS is subject to the methodologies, assumptions and limitations described in the Current Report on Form 8-K.